Via U.S. mail

Ms. Jenn Rosenberg	November 30, 2012
Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street N.E. – Mail Stop 3720 Washington, D.C. 20549

Re:	11 Good Energy, Inc. Form 8·K Item 4.01 Filed November 5, 2012 File No. 0·54132

Dear Ms. Jenn Do:

Set forth are the Company’s responses to the Commission’s comments given by letter (the Comment Letter), dated November 8, 2012. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

On behalf of the Company, we advise you as follows:

General

1.	You state in the first sentence of the first paragraph that you advised RBSM of your decision to “replace” it as your independent registered public accounting firm. Please amend your filing to state whether the former accountants resigned, declined to stand for re-election, or were dismissed. Refer to Item 304(a)(l)(i) of Regulation S·K.

Response:-The company has amended the filing to revise the first paragraph under item 4.01 to state that the former accountants were “dismissed.”

2.	You state in the second sentence of the first paragraph that RBSM was initially engaged by you “on April 12, 2012 for the year ended December 31, 2012.” However, we note from your December 31, 2011 Form 10-K that RBSM provided an audit report on the two fiscal years ended December 31, 2011. Therefore, it is not clear how you could engage RBSM as late as April 12, 2012, if they have reported on your financial statements for the fiscal year as early as the year ended December 31, 2010. Please advise and amend your filing accordingly.

Response:- The sentence that refers to engaging RBSM on April 12, 2012 is not correct and the sentence has been removed from the first paragraph under Item 4.01.

3.	Your second paragraph refers only to the fiscal year ended December 31, 2011. However, we note that, and as mentioned in the above comment, from your December 31, 2011 Form 10-K, RBSM's report was on the two fiscal years ended December 31, 2011. Please amend your filing to state that, if true, RBSM's report on the financial statements for either of the past two years did not contain an adverse opinion, etc. Refer to Item 304( a)(l )(ii) of Regulation S-K

Response:- We have complied with your comment.

4.	In your third and fourth paragraphs, you refer only to “the fiscal year ended December 31, 2012, and the subsequent interim period through June 30, 2012”. Amend your filing to refer, if true, to the two fiscal years ended December 31, 2011 through the subsequent interim period ended November 2, 2012. Refer to Item 304(a)(l)(iv) and (v) of Regulation S-K.

Response:- We have complied with your comment.

5.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:- We have complied with your comment.

You may contact Steven Morse, Esq., Morse & Morse, PLLC at 516-4878-1446 if you have questions regarding these comments.

In responding to the staff’s comments, the company is acknowledging the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Jamie Schloss

E. Jamie Schloss
Interim Chief Financial Officer
11 Good Energy, Inc.